February 22, 2012

VIA EDGAR

Mr. Patrick Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549-4561

RE:

DealerTrack Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 18, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Filed May 10, 2011

Form 8-K Filed May 25, 2011

Form 8-K Filed October 6, 2011

File No. 000-51653

Dear Mr. Gilmore:

This letter sets forth the response of DealerTrack Holdings, Inc. (the “Company”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced filings, as set forth in your letter dated February 8, 2012 addressed to Eric D. Jacobs, Chief Financial and Administrative Officer.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. The Staff’s comments are set forth below in bold, followed by our response to each comment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition

Collateral Management Services Transaction Revenue, page 6

1.	We note your response to prior comment 6. As part of the disclosures you expect to include in the 2011 Form 10-K, you state that for paper-based and electronic-based title services, amounts allocated to each unit of accounting are based upon estimated selling price. You further state that estimated selling price is based on the selling price for paper-based title services when sold separately. Considering your use of separate sales, you appear to be describing vendor-specific objective evidence of selling price as noted in ASC 605-25-30-6A. Please clarify if this is the case and revise your disclosures accordingly. Alternatively, if you are using the selling price of paper-based transactions when sold separately in addition to other factors, inputs, assumptions and methods in determining estimated selling price, this should be explained in your disclosures. Refer to ASC 605-25-30-6C and 605-25-50-2(e).

RESPONSE: We confirm that relative selling price for paper-based title services is based solely upon vendor-specific objective evidence. The relative selling price of electronic-based title services is primarily based upon estimated selling price, which is based upon the relative selling price of our paper-based title services when sold separately.

We will revise our planned disclosure, commencing with our filing on Form 10-K for the year ending December 31, 2011, which was previously included in our letter dated December 20, 2011. The revised disclosure is as follows (additional or modified disclosure is bolded):

Based on the above criteria, paper and electronic-based collateral management service revenue are separated into two units of accounting.  We recognize a portion of the paper-based transaction fee upon receipt of title and lien documentation supporting title perfection from the department of motor vehicles. For electronic-based titles, we recognize a portion of the fee upon electronic acknowledgement that the department of motor vehicles’ records reflect the customer as lien holder. For paper-based title services, amounts allocated to each unit of accounting are based upon vendor-specific objective evidence. For electronic-based title services, amounts allocated to each unit of accounting are based upon estimated selling price, which is based upon the relative selling price of our paper-based title services when sold separately.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to me at (516) 734-3606.

/s/ Eric D. Jacobs

Eric D. Jacobs

Senior Vice President, Chief Financial and Administrative Officer